UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

16 September 2009

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-145845) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-153723) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

EXHIBIT INDEX

Extracts from a press release of Barclays PLC dated September 16, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: September 16, 2009	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 16, 2009	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary

[Extracts from a press release of Barclays PLC dated September 16, 2009.]

Barclays PLC (“Barclays”) today announces the restructuring of $12.3bn of credit market assets (“the Assets”) by a sale of the Assets to Protium Finance LP (“Protium” / “the Fund”).

Protium is a newly established fund whose objective is to purchase credit market assets from third parties and manage those assets over time to benefit from their long term cash flows. The Fund will begin by purchasing and managing the Assets from Barclays in the transaction announced today.

The activities of Protium will initially be supported by $450m of new funding provided by the partners of Protium and by a loan to Protium of $12.6bn by Barclays. The loan will be used primarily to fund the purchase of the Assets from Barclays. As part of the transaction any excess cashflows following repayment of the loan to Barclays will accrue to the partners of Protium.

Although this transaction (“the Transaction”) does not result in a different underlying credit risk profile at the commencement of the loan period, it creates a structure through which the expected value of the long term cash flows from the Assets can be maximised over time. Barclays expects it to enhance shareholder value by:

•	Restructuring exposure to the risk in the Assets thereby mitigating the potential impact of short term movement in market values and monoline downgrades;

•	Delivering more stable risk-adjusted returns, given the Assets’ multi-year duration and their cash flow characteristics; and

•	Securing long term access to an experienced team specialising in managing credit market assets.

The Assets will remain on balance sheet for regulatory purposes; consequently the Transaction will not reduce the regulatory capital required for these Assets and may lead to an increase.

The Assets will be sold at current fair values and therefore Barclays expects it will record neither a gain nor a loss on completion of the sale. Barclays will not consolidate Protium for accounting purposes and will derecognise the assets. In order to provide reporting transparency in the future, Barclays will disclose appropriate information in relation to the valuation of the loan to Protium, including the performance of underlying cashflows, and the fair value of the underlying assets.

The Transaction is part of an ongoing process in Barclays to manage down the quantum and volatility of its credit market exposures as it seeks to protect and enhance the interests of shareholders.

Details of transaction

Barclays has agreed to sell the Assets to Protium for a consideration of $12.3bn, representing their fair value at the date of the Transaction. The Assets comprise structured credit assets insured by monolines ($8.2bn), RMBS/Other ABS assets ($2.3bn) and residential mortgage assets ($1.8bn) held in Barclays Capital. Structured credit assets comprise assets with a fair value of $3.6bn and monoline guarantees valued at $4.6bn. At the date of the Transaction, the $12.3bn book value of the Assets was net of credit reserves of $2.3bn for the associated monoline exposure.

The $450m of new funding through the issue of limited partner interests will entitle the holders to fixed payments of 7% per annum for 10 years on their initial investment, and will be amortised in equal instalments over 5 years. Any excess cash remaining in the Fund after full repayment to Barclays of principal and interest in respect of its loan will accrue to the limited partners at the end of the 10 year period.

Barclays will provide financing to Protium in the form of a $12.6bn ten-year loan for which it will seek a credit rating. The loan, drawn at completion, will be repaid during the term from cash generated by the Fund. The principal terms of the loan are as follows:

•	The loan has a final maturity of ten years, with a commercial rate of return fixed at USD LIBOR plus 2.75% (expected to amount to a cumulative total of $3.9bn);

•	Protium is obliged to pay principal and interest equal to the amount of available cash generated by the Fund after payment of Fund expenses and certain payments to the Fund’s partners; and

•	The loan is secured by a charge over the assets of Protium.

Protium’s cashflow from its assets will be used first to service payment of management fees and distributions to the partners as a priority and subsequently to service payments of interest and principal on the Barclays loan.

On completion of the Transaction, Protium’s assets comprised $12.3bn of Assets together with cash and US treasuries of $800m. The cash will be deployed at the discretion of Protium in third party credit assets to generate further investment cash flow.

Protium is run by C12 Capital Management, an independent asset management firm, the principals of which are Stephen King and Michael Keeley. Stephen King was head of Barclays Capital’s Principal Mortgage Trading Group and Michael Keeley was a member of Barclays Capital’s management committee covering European financial institutions. Both ceased to be employed by Barclays Capital upon completion of the Transaction. Neither Barclays nor any of its employees is an investor in the Fund.

Barclays Capital acted as advisor to Barclays on this transaction.

Commenting on the Transaction, Chris Lucas, Group Finance Director, said:

“We are not seeking through the Transaction to effect a change to our underlying credit risk profile. But we are restructuring a significant tranche of credit market exposures in a way that we expect will secure more stable risk-adjusted returns for shareholders over time. We also bring in investors with an appetite for the cash flows arising from the Assets.

For Barclays, this represents a good opportunity to create greater predictability of income and economic capital utilisation.”

Note

None of the securities referred to above have been or will be registered under the US. Securities Act of 1933 or the securities laws of any other jurisdiction and may be offered and sold in the United States and elsewhere only in accordance with an applicable exemption from the registration requirements thereof.